Exhibit (d)(49)(i)

EQ ADVISORS TRUST

AMENDMENT NO. 1 TO THE

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 1 to the Investment Advisory Agreement effective as of [June 5, 2009] (“Amendment No. 1”) between AXA Equitable Life Insurance Company, a New York corporation (“AXA Equitable” or “Manager”) and OppenheimerFunds, Inc., a corporation organized under the laws of the State of Colorado (“Oppenheimer” or “Adviser”).

WHEREAS, AXA Equitable and Adviser agree to modify the Investment Advisory Agreement dated as of August 1, 2006 (“Agreement”) as follows:

1. Removed Portfolios: All references to the EQ/Oppenheimer Main Street Opportunity Portfolio and EQ/Oppenheimer Main Street Small Cap Portfolio of EQ Advisors Trust are hereby removed.

2. Existing Portfolio: The Manager hereby reaffirms its appointment of the Adviser as the investment adviser to the EQ/Oppenheimer Global Portfolio.

3. Appendix A. Appendix A to the Agreement setting forth the Portfolio of the Trust for which the Adviser is appointed as the investment adviser and the fees payable to the Adviser with respect to the Portfolio is hereby replaced in its entirety by Appendix A attached hereto.

4. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date first set forth above.

AXA EQUITABLE LIFE INSURANCE COMPANY		OPPENHEIMERFUNDS, INC.

By:	/s/ Steven M. Joenk	By:	/s/ Christina Nasta
	Steven M. Joenk		Name: Christina Nasta
	Senior Vice President		Title: Vice President

APPENDIX A

AMENDMENT NO. 1 TO THE

INVESTMENT ADVISORY AGREEMENT

Portfolio	Annual Advisory Fee Rate

EQ/Oppenheimer Global Portfolio	0.45% of the Portfolio’s average daily net assets up to and including $50 million; 0.40% of the Portfolio’s average daily net assets over $50 million